MAINSTAY GROUP OF FUNDS

51 Madison Avenue

New York, NY 10010

June 26, 2019

VIA EDGAR

Ms. Elena Stojic

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Response to Comments on the 485A filing (the “Registration Statement”) for MainStay Funds Trust (SEC File No. 333-160918) (the “Registrant”)

Dear Ms. Stojic:

This letter responds to the additional comments that you provided telephonically on June 20, 2019 regarding the Registration Statement (SEC Accession No. 0001144204-19-015039) filed by the Registrant on March 20, 2019. The additional comments are provided in italics below. Any capitalized term used in this response letter but not defined shall have the meaning given to such term in the Registration Statement.

Prospectus: MainStay MacKay Intermediate Tax Free Bond Fund

Comment 1:     Principal investment strategy: Item 4 is a summary of the fulsome disclosure required by Item 9. Please revise both the Item 4 and Item 9 principal investment strategies in line with the layered disclosure regime adopted by the Commission. The Staff does not request repeated disclosure, but does request that the Item 9 principal investment strategies include more fulsome disclosure than the Item 4 principal investment strategies. If the disclosure feels repetitive, then it is not the layered disclosure the Staff is looking for.

Response:  The Registrant has reviewed the disclosure summarizing the Fund’s principal investment strategies per Item 4 of Form N-1A and respectfully submits that the disclosure is reasonable and appropriate both to describe the Fund’s principal investment strategies and to summarize them, as applicable. The Registrant will continue to review and revise both sections over time as it deems appropriate.

Comment 2:     Principal Risks: Municipal Bond Risk: Please move this risk to one of the first risks. It seems it should be a more significant risk for this Fund than high-yield securities risk, for example, and you should ensure that the most important risks are at the top. The Staff notes that the risks do not need to be listed in relative importance, except that the most important risks should come first.

Response: We have made the requested revision; however, we note that the risks are not necessarily listed by importance. The relative importance of the risks of investing in the Fund may change as a result of changing market conditions among other reasons.

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More About Investment Strategies and Risks

Comment 3:     Investment Policies and Objectives: Please specify the Fund’s “Tax Free” name rule in the following. The Staff believes that this cross-reference is less helpful to investors, and would like the specific name rule repeated for clarity.

The Fund has a name which suggests a focus on a particular type of investment. In accordance with Rule 35d-1 under the 1940 Act, the Fund has adopted a policy that it will, under normal circumstances, invest at least 80% of the value of its assets (net assets plus the amount of any borrowings for investment purposes) in investments of the type suggested by its name, as set forth in the Statement of Additional Information.

Response:  We respectfully decline to revise this disclosure. We believe that disclosure of the Fund’s principal investment strategy in Item 4 is most helpful to shareholders, and a plain English description of the Fund’s 80% policy is disclosed in the Fund’s Item 4 disclosure.

Comment 4:     Please revise to specifically state the fundamental policies here. The Staff reiterates that referencing the 80% policy in this way is not as helpful as when the policy is actually stated.

The investment policy of MainStay MacKay Intermediate Tax Free Bond Fund to invest at least 80% of its assets in such a manner is "fundamental," which means that it may not be changed without the vote of a majority of the Fund's outstanding shares as defined in the 1940 Act. For additional information, please see the SAI.

Response:  We respectfully decline to revise this disclosure. Please also see our response to Comment 3 above.

Appendix A – Intermediary-Specific Sales Charge Waivers and Discounts

Comment 5:     Please specify who the waiver applies to and under which circumstances for the following.

J.P. Morgan

Shareholders purchasing or redeeming Investor Class shares of a Fund through a J.P. Morgan self-directed brokerage account are eligible for a waiver of both the front-end sales charge or contingent deferred sales charge, as applicable, which may differ from the waiver eligibility requirements otherwise disclosed in the Prospectus or SAI. (emphasis added)

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LPL Financial

Shareholders purchasing Class A shares of a Fund through LPL Financial’s mutual fund only platform will be able to purchase shares without imposition of a front-end sales charge, which may differ from the waiver eligibility requirements otherwise disclosed in the Prospectus or SAI. (emphasis added)

Response:  The Registrant notes that a full waiver of sales charges applicable to purchases and redemptions of shares of Investor Class (for J.P. Morgan) and purchases of Class A (for LPL Financial) is available for those financial intermediaries’ clients who purchase through J.P. Morgan’s self-directed brokerage platform or LPL’s mutual fund only platform and respectfully declines to revise this disclosure.

Statement of Additional Information

Comment 6:     The Funds’ Investment Policies: Concentration: “Instruments” in the following should be limited to depositary instruments. Please clarify in an explanatory note. Money market funds are not subject to the prohibition on concentration for “deposit instruments”. Here, instruments may mean bank loans, which is outside of that relief. The Staff believes that this should be changed to “deposit instruments” or that disclosure should be added in an explanatory note that “instruments” do not include commercial paper.

…(iii) with respect only to the MainStay Money Market Fund, instruments issued by domestic branches of U.S. banks (including U.S. branches of foreign banks subject to regulation under U.S. laws applicable to domestic banks and, to the extent that its parent is unconditionally liable for the obligation, foreign branches of U.S. banks) or (iv) repurchase agreements (collateralized by the instruments described in Clause (ii) or, with respect to the MainStay Money Market Fund, Clause (iii)).

Response:  We respectfully decline to add disclosure as the MainStay Money Market Fund intends to reserve the freedom to concentrate in accordance with Guide 19 to Form N-1A; however, the Registrant acknowledges that such freedom to concentrate will not apply to commercial paper of issuers in any one industry. See Investment Company Act Rel. No. 13436 (Aug. 12, 1983).

Comment 7:     The following is not consistent with the Staff’s position. Please revise to state that the Fund will consider the Fund’s investments in all investment companies in which it invests when determining compliance, not just the those with a policy to concentrate. The Staff’s position is that the Fund will consider the underlying investments of the funds in which they invest and not just their concentration policies.

For purposes of determining compliance with a Fund's policy on concentrating its investments in any one industry, the Funds will look through investments in underlying investment companies for purposes of applying their concentration limitations, if the underlying investment company itself has a policy to concentrate in a particular industry. In that case, the particular industry in which the underlying investment company invests would be counted for purposes of calculating the Fund’s concentration limitation.

Response:  The Registrant acknowledges the Staff’s position and respectfully declines to incorporate any changes in response to this comment. The Registrant is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Registrant determines that the Fund’s investments in an underlying fund exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the Fund’s registration statement. The Registrant notes that investing in underlying investment companies is not a principal investment strategy of the Fund. Notwithstanding the foregoing, the Registrant confirms that, to the extent an underlying investment company has a policy to concentrate in a particular industry, the Fund will look through investments in underlying investment companies for purposes of applying its concentration limitation.

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Comment 8:     All of the following waiver and reimbursement agreements need to be disclosed, per Item 19 of Form N-1A. The Staff reads Item 19(a)(3) of Form N-1A to require the disclosure of all subadvisory fees.

To the extent New York Life Investments has agreed to waive or reimburse expenses, certain affiliated Subadvisors, with respect to certain Funds, have voluntarily agreed to waive or reimburse their fees proportionately.

Response:  We respectfully decline to add disclosure as we believe the applicable expense limitation provisions are adequately disclosed in the Fund’s prospectus. In response to the Staff’s additional comment, we note that the subadvisory fee rates will be disclosed in the SAI. In addition, in future filings, the Registrant will disclose the actual amount of subadvisory fees waived and/or reimbursed, if any.

Part C

Comment 9:     Please file the management agreement and expense limitation agreement or confirm that it has been filed. Please also include a copy of the subadvisory agreements.

Response:  The Registrant confirms that the Fund’s management agreement, subadvisory agreement (or an amendment thereto) and expense limitation agreement will be filed as exhibits to the 485(b) filing.

Please contact the undersigned at 201-685-6232 or Thomas Humbert at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Yi Chia Kuo

Yi Chia Kuo

Assistant Secretary

cc:	J. Kevin Gao

Thomas Bogle

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